Exhibit (a)(1)(i)

FORTRESS PRIVATE LENDING FUND
If you do not want to sell your common shares of beneficial interest at this time, please disregard this notice.
This is simply a notification of the Company’s repurchase offer.

July 23, 2026

Dear Shareholder:

This letter serves to inform you of important dates relating to a repurchase offer by Fortress Private Lending Fund (the “Company”). If you are not interested in selling your Class I common shares of beneficial interest of the Company, par value $0.01 per share (“Shares”) for repurchase at this time, please disregard this notice and take no action.

The Company is offering to purchase up to 2,214,111 of its Shares, pursuant to valid tenders by shareholders of the Company (“Shareholders”) at a price equal to the net asset value (“NAV”) per Share as of July 31, 2026 or a later date determined by the Company if the Offer (as defined in the attached Letter of Transmittal) is extended. The Company deducts 2.0% from such NAV for Shares that have not been outstanding for at least one year (the “Early Repurchase Deduction”). The one-year holding period is measured as of the subscription closing date immediately following the prospective repurchase date. Shares validly tendered (and not validly withdrawn) for repurchase will be treated as having been repurchased on a “first in-first out” basis. Therefore, the portion of Shares repurchased will be deemed to have been taken from the earliest Shares purchased by such Shareholder for purposes of determining whether and to what extent the Early Repurchase Deduction is applicable, except that in all cases Shares issued pursuant to the Company’s distribution reinvestment plan will be treated as having been repurchased first. The Early Repurchase Deduction will not apply to Shares acquired through the Company’s distribution reinvestment plan. The Early Repurchase Deduction may be waived in the case of repurchase requests: (i) arising from the death or qualified disability of the holder; (ii) submitted by discretionary model portfolio management programs (and similar arrangements); (iii) from feeder funds (or similar vehicles) primarily created to hold the Shares, which are offered to non-U.S. persons, where such funds seek to avoid imposing such a deduction because of administrative or systems limitations; and (iv) in the event that a Shareholder’s Shares are repurchased because the Shareholder has failed to maintain the minimum account balance disclosed in the Company’s Confidential Private Placement Memorandum, if any. The Early Repurchase Deduction may also be waived when required by law, regulation, or similar requirement and in other circumstances where the Company’s Board of Trustees determines that doing so is in the best interests of the Company. In addition, the repurchase of Shares may also be subject to income and transfer taxes.

The tender offer period will begin on July 23, 2026, and end at one minute past 11:59 p.m., Eastern Time, on August 19, 2026. The purpose of the tender offer is to provide liquidity to Shareholders of the Company. Shares may be presented to the Company for repurchase only by validly tendering them during one of the Company’s announced tender offers.

If you do not wish to sell your Shares for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Shares at this time.

Should you wish to tender all or some of your Shares during this tender offer period, please complete the enclosed Letter of Transmittal and return it by mail or email to the Company’s transfer agent, SS&C GIDS, Inc., Attention: Fortress Investment Group, using one of the below options or to your financial adviser as instructed in the Letter of Transmittal:

Regular Mail - P.O. Box 219090, Kansas City, MO 64121-9090

Email: FPL@fortress.com

All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

All tenders of Shares must be received in good order by the Company’s transfer agent by one minute past 11:59 p.m., Eastern Time, on August 19, 2026.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the repurchase offer, or call toll free at 1-866-966-0155.

Sincerely,

Fortress Private Lending Fund

Exhibit (a)(1)(i) - 1